NEW YORK LIFE INVESTMENTS VP FUNDS TRUST

(the “Trust”)

AMENDMENT TO AMENDED AND RESTATED SUBADVISORY AGREEMENT

This Amendment to the Amended and Restated Subadvisory Agreement is made as of the 18th day of December, 2024, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Newton Investment Management North America, LLC, (successor to BNY Mellon Asset Management North America Corporation) a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to the Amended and Restated Subadvisory Agreement, dated March 1, 2023, ("Agreement"); and

WHEREAS, the Manager and the Subadvisor hereby wish to amend Schedule A of the Agreement to reflect the addition of NYLI VP Newton Technology Growth Portfolio and the following changes to the Trust’s name as well as portfolio names:

Former Trust Name	New Trust Name
MainStay VP Funds Trust	New York Life Investments VP Funds Trust

Former Portfolio Name	New Portfolio Name
MainStay VP Natural Resources Portfolio	NYLI VP Natural Resources Portfolio

NOW, THEREFORE, the parties agree as follows:

(i) Effective August 12, 2024, the name of the Trust and the names of the portfolios have been changed as set forth.

(ii) Effective December 18, 2024, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the date first written above. This Agreement may be signed in counterparts.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:  /s/ Brian J. McGrady    By:  /s/ Kirk C. Lehneis

Name: Brian J. McGrady    Name: Kirk C. Lehneis

Title: Director and Associate General Counsel Title: Senior Managing Director

NEWTON INVESTMENT MANAGEMENT NORTH AMERICA, LLC

Attest: /s/ John Porter     By: /s/ Jerry Navarrete

Name: John Porter     Name: Jerry Navarrete

Title: CIO/Head of Equities   Title: Head of North American Institutional & Intermediary

SCHEDULE A

(As of December 18, 2024)

As compensation for services provided by Subadvisor, the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

PORTFOLIO	ANNUAL RATE

NYLI VP Natural Resources Portfolio	0.40% on assets up to $150 million; 0.35% on assets from $150 million to $300 million; and 0.30% on assets over $300 million
NYLI VP Newton Technology Growth Portfolio	0.33% on assets up to $300 million; 0.31% on assets from $300 million to $600 million; and 0.29% on assets over $600 million

The portion of the fee based upon the average daily net assets of the Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

The annual rate is based on the percentage that the Allocated Assets constitutes of the Portfolio’s total average daily net assets.

Payment will be made to the Subadvisor on a monthly basis.